Funtalk China Holdings Limited
South 3/F. Chang’An XingRong Center
No. 1 NaoShiKou Street, XiCheng District
Beijing, 100031
People’s Republic of China

June 8, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Funtalk China Holdings Limited Post-effective Amendment to Form S-4 on Form F-1 (Registration No. 333-153492)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Funtalk China Holdings Limited (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Post-effective Amendment to Form S-4 on Form F-1 (the “Registration Statement”), so that it will become effective at 9:00 am Eastern Daylight Time on June 10, 2010, or as soon thereafter as practicable.

By this request, the Company confirms that it is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as they relate to the securities specified in the Registration Statement, and acknowledges the following:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement;

(iii)
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(Signature Page to Follow)

Very truly yours,

Funtalk China Holdings Limited

By:	/s/ Dongping Fei
Name:	Dongping Fei
Title:	Chief Executive Officer